Exhibit 99.26

English convenience translation of
Spanish original. In case of discrepancies
between the Spanish original and the
English translation, the Spanish original shall prevail.

Notice to US Investors:

The proposed business combination of Cintra Concesiones de Infraestructuras de Transporte, S.A. and Grupo Ferrovial, S.A. (the “Merger”) relates to the shares of a Spanish company.  Information distributed in connection with the proposed Merger and the related shareholder vote is subject to Spanish disclosure requirements that are different from those of the United States. Financial statements and financial information included herein, if any, have been prepared in accordance with Spanish accounting standards that may not be comparable to the financial statements or financial information of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws in respect of the Merger, since the companies are located in Spain and some or all of their officers and directors may be residents of Spain. You may not be able to sue the companies or their officers or directors in a Spanish court for violations of the U.S. securities laws. Finally, it may be difficult to compel the companies and their affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the companies may purchase shares of Grupo Ferrovial, S.A. otherwise than under the Merger, such as in open market or privately negotiated purchases in accordance with applicable law.

Ferrovial, s.a. - until today called Cintra Concesiones Infraestructuras de Transporte, S.A.- (the “Company”), in accordance with the provisions of article 82 of Law 24/1998, of 28 July,  on the Securities Market (“Ley del Mercado de Valores”), hereby notify the Spanish Securities Exchange Commission (“Comisión Nacional del Mercado de Valores”) of the following

REGULATORY DISCLOSURE

(i)
As of today, after the closing of the market, the public deed of the merger between Grupo Ferrovial, S.A. and Cintra Concesiones de Infraestructuras de Transporte, S.A. was recorded in the Mercantile Register of Madrid. As a consequence of the recording, the absorbed company, Grupo Ferrovial, S.A., was extinguished. Consequently, today was the last day of official trading on the Stock Exchanges of the shares in Grupo Ferrovial, S.A.

(ii)	As from the recording of the merger, the absorbing company (Cintra Concesiones de Infraestructuras de Transporte, S.A.) will be called “Ferrovial, S.A.”.

(iii)
Furthermore, the registration of the merger determines the commencement of the exchange of the shares Grupo Ferrovial, S.A. for shares in the absorbing company. The exchange operations will be performed by the Agent, in the manner of and in accordance with the procedures announced on 30 November 2009 by means of “Relevant Facts” with registry numbers 116882 and 116883.

(iv)
It is expected that on Monday 7 December 2009, after the completion of the liquidation procedure which is habitual in this type of operation by iberclear, previous to the opening of the market, the beneficiaries of the exchange will have at their disposal the shares of the Company delivered in exchange.

(v)
Furthermore, it is expected that all of the new shares in the Company will be accepted for official trading on the Stock Exchanges of Madrid, Barcelona, Valencia, and Bilbao, and on the Spanish Stock Exchange Interconnection System, on 7 December 2009.

(vi)
As a result of the change of company name, as communicated to the Company by Sociedad de Bolsas, the shares of the Company, both those which are currently in circulation, and those issued to attend to the exchange, shall cease to trade under the current ticker of “CIN” and will commence to trade under the ticker of “FER”. The change of ticker will take effect as from 7 December, at the opening of the markets.

In Madrid, on 3 December 2009.

Ferrovial, S.A.

Mr. Javier Romero Sullá Secretary to the Board of Directors